SCHEDULE 13G

Amendment No. 1
Lucent Technologies Incorporated
common stock
Cusip # 549463107


Cusip # 549463107
Item 1:	Reporting Person - FMR Corp. - (Tax ID:  04-2507163)
Item 4:	Commonwealth of Massachusetts
Item 5:	1,886,777
Item 6:	810
Item 7:	17,190,364
Item 8:	810
Item 9:	17,191,174
Item 11:	2.70%
Item 12:	HC




Cusip # 549463107
Item 1:	Reporting Person - Edward C. Johnson 3d
Item 4:	United States of America
Item 5:	None
Item 6:	810
Item 7:	17,190,364
Item 8:	810
Item 9:	17,191,174
Item 11:	2.70%
Item 12:	IN



Cusip # 549463107
Item 1:	Reporting Person - Abigail P. Johnson
Item 4:	United States of America
Item 5:	None
Item 6:	None
Item 7:	17,190,364
Item 8:	None
Item 9:	17,191,174
Item 11:	2.70%
Item 12:	IN



SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)

PREAMBLE

	Based upon the information presently available to the undersigned, as of the date hereof and as of December 31, 1996 (the date as of which the undersigned reported its ownership in its original report on Schedule 13G filed with the Securities and Exchange Commission on February 14, 1997 (the "Original 13G")), the undersigned was the beneficial owner of approximately 2.70% of the number of shares of the common stock of the issuer (the "Common Stock") outstanding. Accordingly, notwithstanding the filing of the Original 13G, the undersigned is not, and was not on December 31, 1996, a Reporting Person required to file reports on Schedule 13G. The undersigned will not in the future file reports on Schedule 13G relating to the Common Stock unless and until the undersigned otherwise becomes a Reporting Person.

Item 1(a).	Name of Issuer:

		Lucent Technologies Incorporated

Item 1(b).	Name of Issuer's Principal Executive Offices:

		600 Mountain Avenue
		Murray Hill, NJ  07974

Item 2(a).	Name of Person Filing:

		FMR Corp.

Item 2(b).	Address or Principal Business Office or, if None, Residence:

		82 Devonshire Street, Boston, Massachusetts  02109

Item 2(c).	Citizenship:

		Not applicable

Item 2(d).	Title of Class of Securities:

		Common Stock

Item 2(e).	CUSIP Number:

		549463107

Item 3.	This statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) and the person filing, FMR Corp., is a parent holding company in accordance with Section 240.13d-1(b)(ii)(G). (Note: See Item 7).

Item 4.	Ownership

		The Funds and Accounts do not, and did not as of December 31, 1996, own more than 5%
	of the Common Stock.  Accordingly, the information required by this
Item 4 is not required to
	be disclosed. Any information provided in the Original 13G under this item is hereby
	withdrawn.


Item 5.	Ownership of Five Percent or Less of a Class.

		The Funds and Accounts do not, and did not as of December 31, 1996, own more than 5% of the Common Stock. Accordingly, the information required by this Item 5 is not required to be disclosed. Any information provided in the Original 13G under this item is hereby withdrawn.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

		Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired
the Security Being Reported on By the Parent Holding Company.

	See attached Exhibit(s) A, B, and C.

Item 8.	Identification and Classification of Members of the Group.

	Not applicable, see attached Exhibit A.

Item 9.	Notice of Dissolution of Group.

	Not applicable.

Item 10.	Certification.

	Inasmuch as the reporting persons are not the beneficial owners of more than 5% of the Common Stock outstanding, the reporting persons have no reporting obligation under Section 13(d) of the Securities and Exchange Commission thereunder, and the reporting persons have no obligation to amend this Statement if any material change occurs in the facts set forth herein.


Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this
Schedule 13G in connection with FMR Corp.'s beneficial ownership of the common stock of Lucent Technologies
Incorporated at December 31, 1996 is true, complete and correct.

	March 7, 1997
Date



	/s/Arthur S. Loring
Signature



	Arthur S. Loring, Vice
President
Name/Title


SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)

	Pursuant to the instructions in Item 7 of Schedule 13G, Fidelity Management & Research Company ("Fidelity"), 82 Devonshire Street, Boston, Massachusetts 02109, a wholly-owned subsidiary of FMR Corp. and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 14,818,931 shares or 2.33% of the common stock outstanding of Lucent Technologies Incorporated ("the Company") as a result of acting as investment adviser to various investment companies registered under
Section 8 of the Investment Company Act of 1940, and as a result of acting as sub-adviser to Fidelity American Special Situations Trust ("FASST").

	FASST is a unit trust established and authorized by the Department of Trade and Industry under the laws of England. The investment adviser of FASST is Fidelity Investment Services Limited, an English company and a subsidiary of Fidelity International Limited ("FIL").

	Edward C. Johnson 3d, FMR Corp., through its control of Fidelity, and the funds each has sole power to dispose of the 14,803,531 shares owned by the Funds.

	Neither FMR Corp. nor Edward C. Johnson 3d, Chairman of FMR Corp., has the sole power to vote or direct the voting of the shares owned directly by the Fidelity Funds, which power resides with the Funds' Boards of Trustees. Fidelity carries out the voting of the shares under written guidelines established by the Funds' Boards of Trustees.

	FIL, FMR Corp., through its control of Fidelity, and FASST each has sole power to vote and to dispose of the 15,400 shares held by FASST.

	Fidelity Management Trust Company, 82 Devonshire Street, Boston, Massachusetts 02109, a wholly-owned subsidiary of FMR Corp. and a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, is the beneficial owner of 2,287,265 shares or 0.36% of the common stock outstanding of the Company as a result of its serving as investment manager of the institutional account(s).

	Edward C. Johnson 3d and FMR Corp., through its control of Fidelity Management Trust Company, has sole dispositive power over 2,287,265 shares and sole power to vote or to direct the voting of 1,787,209 shares, and no power to vote or to direct the voting of 500,056 Shares of common stock owned by the institutional account(s) as reported above.

	Members of the Edward C. Johnson 3d family and trusts for their benefit are the predominant owners of Class B shares of common stock of FMR Corp., representing approximately 49% of the voting power of FMR Corp. Mr. Johnson
3d owns 12.0% and Abigail Johnson owns 24.5% of the aggregate outstanding voting stock of FMR Corp. Mr. Johnson 3d is Chairman of FMR Corp. and Abigail
P. Johnson is a Director of FMR Corp. The Johnson family group and all other Class B shareholders have entered into a shareholders' voting agreement under which all Class B shares will be voted in accordance with the majority vote of Class B shares. Accordingly, through their ownership of voting common stock and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR Corp. The number of shares of common stock of the Company reported herewith includes 810 shares or 0.00% of common stock owned directly by Edward C. Johnson 3d or in trusts for the benefit of Edward C. Johnson 3d or an Edward C. Johnson 3d family member for which Edward C. Johnson 3d serves as trustee.

	Edward C. Johnson 3d has sole voting and dispositive power over no shares, and shared voting and dispositive power over 810 shares.

	Fidelity International Limited, Pembroke Hall, 42 Crowlane, Hamilton, Bermuda, and various foreign-based subsidiaries provide investment advisory and management services to a number of non-U.S. investment companies (the "International Funds") and certain institutional investors. Fidelity International Limited is the beneficial owner of 99,568 shares or 0.02% of the common stock outstanding of the Company, which includes 15,400 shares or 0.00% of the common stock outstanding of the Company owned by FASST. Additional information with respect to the beneficial ownership of Fidelity International Limited is shown on Exhibit B, page 1.


SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)


	Pursuant to instructions in Item 7 of Schedule 13G, this Exhibit has been prepared to identify Fidelity International Limited, Pembroke Hall, 42 Crow Lane, Hamilton, Bermuda, a Bermudian joint stock company incorporated for an unlimited duration by private act of the Bermuda Legislature (FIL) and an investment adviser to various investment companies (the "International Funds") and certain institutional investors, as a beneficial owner of the 99,568 shares or 0.02% of the common stock outstanding of Lucent Technologies Incorporated, which includes 15,400 shares or 0.00% of the common stock outstanding of the Company owned by FASST.

	Prior to June 30, 1980, FIL was a majority-owned subsidiary of Fidelity Management & Research Company (Fidelity), a wholly-owned subsidiary of FMR Corp. On that date, the shares of FIL held by Fidelity were distributed, as a dividend, to the shareholders of FMR Corp. FIL currently operates as an entity independent of FMR Corp. and Fidelity. The International Funds and FIL's other clients, with the exception of Fidelity and an affiliated company of Fidelity, are non-U.S. entities.

	A partnership controlled by Edward C. Johnson 3d and members of his family owns shares of FIL voting stock with the right to cast approximately 47.22% of the total votes which may be cast by all holders of FIL voting stock. Mr. Johnson 3d is Chairman of FMR Corp. and FIL. FMR Corp. and FIL are separate and independent corporate entities. FMR Corp. and FIL are managed independently and their Boards of Directors are generally composed of different individuals. Other than when one serves as a subadviser to the other, their investment decisions are made independently, and their clients are different organizations.

	FMR Corp. and FIL are of the view that they are not acting as a "group" for purposes of Section 13(d) under the Securities Exchange Act of 1934 (the "1934" Act) and that they are not otherwise required to attribute to each other the "beneficial ownership" of securities "beneficially owned" by the other corporation within the meaning of Rule 13d-3 promulgated under the 1934 Act. Therefore, they are of the view that the shares held by the other corporation need not be aggregated for purposes of Section 13(d). However, FMR Corp. is making this filing on a voluntary basis as if all of the shares are beneficially owned by FMR Corp. and FIL on a joint basis.

	FIL may continue to have the International Funds or other accounts purchase shares subject to a number of factors, including, among others, the availability of shares for sale at what FIL considers to be reasonable prices and other investment opportunities that may be available to the International Funds.

	FIL intends to review continuously the equity position of the International Funds and other accounts in the Company. Depending upon its future evaluations of the business and prospects of the Company and upon other developments, including, but not limited to, general economic and business conditions and money market and stock market conditions, FIL may determine to cease making additional purchases of shares or to increase or decrease the equity interest in the Company by acquiring additional shares, or by disposing of all or a portion of the shares.

	FIL does not have a present plan or proposal which relates to or would result in (i) an extraordinary corporate transaction, such as a merger, reorganization, liquidation, or sale or transfer of a material amount of assets involving the Company or any of its subsidiaries, (ii) any change in the Company's present Board of Directors or management, (iii) any material changes in the Company's present capitalization or dividend policy or any other material change in the Company's business or corporate structure, (iv) any change in the Company's charter or by-laws, or (v) the Company's common stock becoming eligible for termination of its registration pursuant to
Section 12(g)(4) of the 1934 Act.

	FIL has the sole power to vote and the sole power to dispose of 84,168 shares. FIL, FMR Corp., through its control of Fidelity, and FASST each has sole power to vote and to dispose of the 15,400 shares held by FASST.


SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)
RULE 13d-1(f)(1)  AGREEMENT

	The undersigned persons, on March 7, 1997, agree and consent to the joint filing on their behalf of this Schedule 13G in connection with their beneficial ownership of the common stock of Lucent Technologies Incorporated at December 31, 1996.
	FMR Corp.
	By	/s/Arthur S. Loring
Arthur S. Loring
Vice President - Legal
	Edward C. Johnson 3d
	By	/s/Arthur S. Loring
Arthur S. Loring
Under Power of Attorney dated
5/17/89
On File with Schedule 13G for
Airborne Freight Corp. 9/10/91

	Abigail P. Johnson


	By	/s/Arthur S. Loring
Arthur S. Loring
Under Power of Attorney dated
1/5/96
On File with Schedule 13G for
Acclaim Entertainment Inc.
1/10/96
	Fidelity Management & Research Company
	By	/s/Arthur S. Loring
Arthur S. Loring
Sr. V.P. and General Counsel